To: All Media
Date: October 19, 2009

Arrow Reports Third Quarter Operating Results

Arrow Financial Corporation (NasdaqGS® – AROW) announced operating results for the three and nine-month periods ended September 30, 2009. Net income for the third quarter ended September 30, 2009 was $5.1 million, representing diluted earnings per share (EPS) of $.46, unchanged from the diluted earnings per share in the third quarter of 2008, when net income was $5.0 million. Net income for the first nine months of 2009 was $16.7 million, representing diluted EPS of $1.52, or 7.8% higher than the diluted per share amount of $1.41 earned in the first nine months of 2008, when net income was $15.4 million. The comparative results for the nine-month periods were affected by certain significant transactions, discussed further in this release. Cash dividends paid to shareholders in the first nine months of 2009 was $.73, or 2.8% higher than the $.71 dividend paid in the first nine months of 2008. All per share amounts have been adjusted to reflect the effect of the 3% stock dividend distributed on September 29, 2009.

Thomas L. Hoy, Chairman, President and CEO stated, "We are pleased to report that our conservative business model has again produced solid earnings, especially in light of financial challenges confronting our national and regional economies as a result of the economic recession. Record period-end asset, deposit levels, and strong capital ratios highlight our operations in the first nine months of 2009. Furthermore, our asset quality remained high at quarter end. As of September 30, 2009, we had no "other real estate owned" that is, acquired through foreclosure process and our nonperforming asset and charge-off levels remained very low."

As previously reported, certain significant transactions occurred in the first two quarters of 2009, as well as the comparable 2008 six-month period, which had a significant impact on earnings. Some of these transactions negatively affected earnings; some had a positive effect. In the second quarter of 2009, the Company's subsidiary banks, like all FDIC insured financial institutions, were subjected to an FDIC special assessment to support the FDIC's insurance fund. We expensed $475 thousand, net of tax, in the second quarter of 2009 for this assessment. Also during the second quarter of 2009, we received an unexpected court-ordered restitution payment of $272 thousand, net of tax, from a former customer of our now-dissolved Vermont subsidiary bank. In the first quarter of 2009, we transferred our merchant bank card processing to TransFirst LLC. The transfer generated an after-tax net gain of $1.79 million which was recognized in the first and second quarters of 2009. Taken together, these three significant transactions added $.14 to our EPS in the first nine months of 2009.

Also in the first quarter of 2008, as we previously reported, after Visa completed an initial public offering (IPO) of its Class A common shares, Visa redeemed a portion of our holdings of Visa's Class B common shares. This transaction resulted in net income to us of $637 thousand after-tax, adding $.06 to diluted earnings per share.

Total assets at September 30, 2009 reached a record high of $1.836 billion, up $163.2 million, or 9.8%, over the September 30, 2008 balance of $1.673 billion. Deposit balances at September 30, 2009 were $1.432 billion, representing an increase of $160.5 million, or 12.6%, from the September 30, 2008 level of $1.272 billion.

Average assets rose to $1.729 billion in the first nine months of 2009 versus $1.630 billion for the same period last year, an increase of 6.1%. The growth in average assets reflected an increase of $40.7 million in average loan balances, an increase of $31.3 million in average investment securities balances and an increase of $26.1 million in the average balance of short-term funds. However, loan balances outstanding at September 30, 2009 were $1.107 billion, essentially unchanged from both the balance at September 30, 2008 and at year-end 2008.

Although the demand for consumer loans, primarily automobile, and business loans has been soft in recent periods due to the recession, we continue to lend to credit qualified businesses and individuals within our market area. Demand for residential financings and refinancings, however, has been robust during the first nine months of 2009. We closed $72.8 million of residential mortgages, an increase of $24.4 million, or 50.5%, from the origination volumes experienced during the first nine months of 2008. However, for interest rate risk management purposes, many of these low fixed rate residential mortgage loans originated late in 2008 and the first two quarters of 2009, were sold in the secondary market and as a result were not reflected in outstanding loan balances at period-end.

Net interest income for the nine-month period was favorably impacted by an increase in average earning assets, which increased $104.1 million, or 6.7% to $1.657 billion for the 2009 nine-month period as compared with $1.553 billion to the same period in 2008. Net interest margin for the first nine months of 2009 was 3.79%, slightly below the 3.81% for the first nine months of 2008. During the first nine months of 2008, the targeted federal funds rate fell from 4.25% to 2.00%, while for all of the 2009 period the targeted federal funds rate ranged from 0% to .25%.

Our capital ratios remain strong and increased from year-end 2008. Total shareholders' equity rose $13.5 million since year-end 2008 to a record level of $139.3 million. Total shareholders equity increased by 11% and assets increased 10.3%. Our Tier 1 leverage ratio remained strong at 8.63%, above both the September 30, 2008 and year-end 2008 positions. The capital ratios of the Company and each subsidiary bank significantly exceeded the "well capitalized" regulatory standard.

The continued stress in the real estate markets and increasing levels of unemployment nationally have continued to negatively impact many financial institutions, primarily as a result of their holdings of subprime or poor-quality mortgage loans, as well as investment securities backed by pools of such loans. We have never engaged in the origination of subprime or other non-traditional mortgage loans as a business line, nor do we hold mortgage-backed securities backed by such mortgages in our investment portfolio. Mortgage-backed securities held by the Company are comprised of pass-through securities backed by conventional residential mortgages and guaranteed by government agencies or government sponsored entities. The Company does not invest in any private-label mortgage-backed securities or securities backed by subprime, or other high risk non-traditional mortgage loans. Our commercial, residential real estate and indirect consumer loan portfolios experienced no significant deterioration at September 30, 2009, although the communities we serve, like all areas of the U.S., have been negatively impacted by the recession. However, if the economic downturn continues or worsens, we may be negatively impacted by the recession to a greater degree in the future.

Our nonperforming loans were $4.6 million, at September 30, 2009 which represented .42% of period-end loans, up 7 basis points from the .35% ratio at December 31, 2008 and compares with a ratio of .26% one year earlier. Nonperforming assets were $4.7 million at September 30, 2009, representing .26% of period-end assets, down four basis points from the December 31, 2008 level but up 2 basis points from the September 30, 2008 level of .24%. Net loan losses for the 2009 nine-month period, expressed as an annualized percentage of average loans outstanding, were .09%, still low by industry averages but up from .05% for the comparable 2008 period. Arrow's allowance for loan losses amounted to $13.8 million at September 30, 2009, which represented 1.25% of loans outstanding, an increase of five basis points from our year-end 2008 ratio.

As of September 30, 2009, assets under trust administration and investment management were $836.4 million, a decrease of 3.0% from September 30, 2008. This decrease was the result of a general decline in equity markets from year-earlier levels and led to a $447 thousand decrease in fee income from fiduciary activities for the first nine months of 2009 compared to the first nine months of 2008. Included in assets under trust administration and investment management are our proprietary mutual funds, the North Country Funds, advised exclusively by our subsidiary, North Country Investment Advisers, Inc., with total assets of $204.6 million at September 30, 2009, an increase of 6.5% from the balance a year ago.

In recent periods, many of our operating ratios have compared very favorably to our peer group, consisting of all U.S. bank holding companies having $1.0 to $3.0 billion in assets as identified in the Federal Reserve Bank's "Bank Holding Company Performance Report" (FRB Report). The most current peer data available in the FRB Report is for June 30, 2009 in which our annualized year-to-date return on average equity (ROE) was 17.86%, as compared to a loss of 3.03% for our peer group. Our ratio of nonperforming loans to total loans was .32% as of June 30, 2009, compared to 3.33% for our peer group. We also have maintained a higher total risk-based capital ratio than the average for our peer group.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY serving the financial needs of northeastern New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc. and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's public reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2008 and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
Income Statement				
Interest and Dividend Income	$21,664	$22,592	$64,688	$66,789
Interest Expense	6,462	7,690	19,970	24,736
Net Interest Income	15,202	14,902	44,718	42,053
Provision for Loan Losses	427	253	1,348	791
Net Interest Income After Provision for Loan Losses	14,775	14,649	43,370	41,262
Net Gain on Transfer of Merchant Bank Card Processing	---	---	2,966	---
Net Gains (Losses) on Securities Transactions	48	6	329	(29)
Other-Than-Temporary Impairment Write-down on Securities	---	(1,210)	---	(1,210)
Gain on Visa Stock Redemption	---	---	---	749
Net Gain on Sales of Loans	16	14	326	55
Income From Restitution Payment	---	---	450	---
Gain on Sale of Premises	---	---	---	115
Income From Fiduciary Activities	1,200	1,349	3,737	4,184
Fees for Other Services to Customers	1,956	2,242	5,937	6,318
Insurance Commissions	727	528	1,822	1,575
Other Operating Income	29	160	220	360
Total Noninterest Income	3,976	3,089	15,787	12,117
Salaries and Employee Benefits	6,727	5,883	19,920	17,911
Occupancy Expenses of Premises, Net	789	841	2,616	2,616
Furniture and Equipment Expense	819	820	2,493	2,385
Amortization of Intangible Assets	79	89	247	271
FDIC Special Assessment	---	---	787	---
FDIC Assessments	438	203	1,320	450
Reversal of Visa Related Litigation Exposure	---	---	---	(306)
Other Operating Expense	2,549	2,696	7,510	7,793
Total Noninterest Expense	11,401	10,532	34,893	31,120
Income Before Taxes	7,350	7,206	24,264	22,259
Provision for Income Taxes	2,288	2,198	7,589	6,834
Net Income	$ 5,062	$ 5,008	$16,675	$15,425
Share and Per Share Data				
Period-End Shares Outstanding	10,916	10,825	10,916	10,825
Basic Average Shares Outstanding	10,912	10,812	10,902	10,896
Diluted Average Shares Outstanding	10,982	10,876	10,951	10,954
Basic Earnings Per Share	$ 0.46	$ 0.46	$ 1.53	$ 1.42
Diluted Earnings Per Share	0.46	0.46	1.52	1.41
Cash Dividends	0.24	0.24	0.73	0.71
Book Value	12.76	11.58	12.76	11.58
Tangible Book Value [1]	11.26	10.06	11.26	10.06
Key Earnings Ratios				
Return on Average Assets	1.13%	1.20%	1.29%	1.26%
Return on Average Equity	14.72	15.99	16.77	16.46
Return on Tangible Equity [1]	16.74	18.43	19.14	18.97
Net Interest Margin [2]	3.73	3.93	3.79	3.81

[1] **Tangible Book Value** per share is the ratio of Total Equity less Intangible Assets to Period-End Shares Outstanding.

[2] **Net Interest Margin** includes a tax equivalent upward adjustment of 19 and 18 basis points for the respective 2009 and 2008 quarterly periods and 19 basis points for both 2009 and 2008 nine-month periods.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	September 30, 2009			September 30, 2008		
	Period End	Third Quarter Average	Year-to-Date Average	Period End	Third Quarter Average	Year-to-Date Average
Balance Sheet						
Cash and Due From Banks	$ 37,970	$ 28,208	$ 28,034	$ 38,325	$ 35,673	$ 33,967
Federal Funds Sold	---	---	---	---	10,158	23,186
Interest-Bearing Bank Balances	79,375	62,301	55,929	---	929	672
Securities Available-for-Sale	412,798	383,013	354,013	350,526	363,889	354,180
Securities Held-to-Maturity	162,197	161,491	148,016	131,438	122,141	116,582
Loans	1,106,657	1,099,821	1,099,153	1,106,506	1,083,291	1,058,426
Allowance for Loan Losses	(13,841)	(13,721)	(13,523)	(12,785)	(12,732)	(12,571)
Net Loans	1,092,816	1,086,100	1,085,630	1,093,721	1,070,559	1,045,855
Premises and Equipment, Net	18,102	17,851	17,616	17,398	16,951	16,610
Goodwill and Intangible Assets, Net	16,353	16,405	16,429	16,457	16,500	16,555
Other Assets	16,672	23,524	23,267	25,186	20,866	22,112
Total Assets	$1,836,283	$1,778,893	$1,728,934	$1,673,051	$1,657,666	$1,629,719
Demand Deposits	$ 197,987	$ 199,611	$ 188,938	$ 190,452	$ 200,193	$ 190,456
Nonmaturity Interest-Bearing Deposits	818,025	754,832	739,483	675,219	641,478	633,908
Time Deposits of $100,000 or More	163,337	167,681	155,308	166,124	178,041	174,181
Other Time Deposits	253,133	253,359	249,953	240,181	242,069	242,942
Total Deposits	1,432,482	1,375,483	1,333,682	1,271,976	1,261,781	1,241,487
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	60,592	60,175	56,354	69,547	62,787	56,477
Short-Term Borrowings	1,601	1,171	1,189	1,517	411	472
Federal Home Loan Bank Advances	160,000	160,000	160,000	160,000	163,405	161,791
Other Long-Term Debt	20,000	20,000	20,000	20,000	20,000	20,000
Other Liabilities	22,304	25,667	24,806	24,614	24,681	24,337
Total Liabilities	1,696,979	1,642,496	1,596,031	1,547,654	1,533,065	1,504,564
Common Stock	15,170	14,901	14,787	14,729	14,729	14,729
Surplus	177,248	169,434	165,689	162,478	162,129	161,942
Undivided Profits	21,701	28,177	28,823	23,066	22,120	19,283
Unallocated ESOP Shares	(2,204)	(2,204)	(2,247)	(2,572)	(2,572)	(2,095)
Accumulated Other Comprehensive Loss	(5,724)	(7,310)	(8,009)	(6,649)	(6,446)	(4,854)
Treasury Stock	(66,887)	(66,601)	(66,140)	(65,655)	(65,359)	(63,850)
Total Shareholders' Equity	139,304	136,397	132,903	125,397	124,601	125,155
Total Liabilities and Shareholders' Equity	$1,836,283	$1,778,893	$1,728,934	$1,673,051	$1,657,666	$1,629,719

Assets Under Trust Administration and Investment Management	$836,438			$862,601		

Capital Ratios						
Tier 1 Leverage Ratio	8.63%			8.40%		
Tier 1 Risk-Based Capital Ratio	14.12			12.63		
Total Risk-Based Capital Ratio	15.37			13.79		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	September 30,	
Third Quarter Ended September 30:	2009	2008
Loan Portfolio		
Commercial, Financial and Agricultural	$ 88,299	$ 95,892
Real Estate – Commercial	202,561	199,240
Real Estate – Residential	477,268	454,753
Indirect and Other Consumer Loans	338,529	356,621
Total Loans	$1,106,657	$1,106,506
Allowance for Loan Losses, Third Quarter		
Allowance for Loan Losses, Beginning of Quarter	$13,626	$12,725
Loans Charged-off, Quarter-to-Date	(315)	(263)
Recoveries of Loans Previously Charged-off, Quarter-to-Date	103	70
Net Loans Charged-off, Quarter-to-Date	(212)	(193)
Provision for Loan Losses, Quarter-to-Date	427	253
Allowance for Loan Losses, End of Quarter	$13,841	$12,785
Nonperforming Assets		
Nonaccrual Loans	$3,905	$2,424
Loans Past Due 90 or More Days and Accruing	723	455
Total Nonperforming Loans	4,628	2,879
Nonaccrual Investments	---	800
Repossessed Assets	73	61
Other Real Estate Owned	---	270
Total Nonperforming Assets	$4,701	$4,010
Key Asset Quality Ratios		
Allowance for Loan Losses to Period-End Loans	1.25%	1.16%
Allowance for Loan Losses to Period-End Nonperforming Loans	299.07	444.08
Nonperforming Loans to Period-End Loans	0.42	0.26
Nonperforming Assets to Period-End Assets	0.26	0.24
Net Loans Charged-off to Average Loans, Three Months Annualized	0.08	0.07
Provision for Loan Losses to Average Loans, Three Months Annualized	0.15	0.09
Nine-Month Period Ended September 30:		
Allowance for Loan Losses, Nine Months		
Allowance for Loan Losses, Beginning of Year	$13,272	$12,401
Loans Charged-off, Year-to-Date	(1,054)	(825)
Recoveries of Loans Previously Charged-off, Year-to-Date	275	418
Net Loans Charged-off, Year-to-Date	(779)	(407)
Provision for Loan Losses, Year-to-Date	1,348	791
Allowance for Loan Losses, End of Year	$13,841	$12,785
Key Asset Quality Ratios		
Net Loans Charged-off to Average Loans, Nine Months Annualized	0.09%	0.05%
Provision for Loan Losses to Average Loans, Nine Months Annualized	0.16	0.10